Jenner & Block LLP

919 Third Avenue

New York, NY 10022-3908

November 18, 2020

VIA EDGAR

Daniel Morris

Jacqueline Kaufman

Dan Duchovny

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	Shift Technologies, Inc.
Tender Offer Statement on Schedule TO; Proxy Statement on Schedule 14A
File Nos. 005-90966; 001-38839

Dear Mr. Morris, Ms. Kaufman and Mr. Duchovny:

On behalf of Shift Technologies, Inc., a Delaware corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated November 17, 2020 (the “Comment Letter”), relating to the above-referenced filings of the Company’s Tender Offer Statement on Schedule TO (“Schedule TO”), including the Offer to Exchange attached as an exhibit thereto (the “Offer to Exchange”) and the Proxy Statement on Schedule 14A (“Proxy Statement”). Such filings relate to a proposed offer by the Company to each holder of the Company’s outstanding publicly traded warrants to purchase the Company’s Class A common stock, which were originally issued as warrants to purchase the Class A common stock of the Company, formerly known as Insurance Acquisition Corp. (“IAC”), in connection with the initial public offering of IAC’s securities on March 22, 2019. The Company is also filing Amendment No. 2 to the Tender Offer Statement on Schedule TO (“Schedule TO Amendment No. 2”) and Amendment No. 1 to the Proxy Statement on Schedule 14A (“Proxy Statement Amendment”) concurrently with this response letter.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Company. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the headings used in the Comment Letter. Capitalized terms used but not defined herein have the meanings set forth in the Schedule TO Amendment No. 2 and Proxy Statement Amendment.

On behalf of the Company, we advise the Staff as follows:

Tender Offer Statement on Schedule TO filed November 5, 2020

General

1.	Please provide us your detailed legal analysis of your reliance on Section 3(a)(9) of the Securities Act in determining that the exchange offer is exempt from registration.

Response: The Company believes it is eligible to rely on the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended, because:

(a) Same Issuer. The Company is the issuer of both the securities being surrendered by stockholders (the warrants) and the securities being offered to stockholders (shares of the Company’s Class A common stock);

(b) Existing Security Holders. No part of the offer is being made to persons other than existing security holders, and no part is being made to existing security holders otherwise than by way of exchange;

(c) No Remuneration for Solicitations. The Company is not paying any commission or remuneration for the solicitation of the exchange. In particular, Wells Fargo is not receiving any compensation as dealer manager in the exchange offer; and

(d) No Additional Consideration. The warrant holders are not required to contribute cash or any other property, other than the warrants, in the exchange.

In addition, the Company is making the exchange offer in good faith and not as part of a plan to avoid the registration requirements of the Securities Act.

Conditions, page 27

2.	Please revise your disclosure to clarify how you will treat warrants delivered pursuant to guaranteed delivery arrangements for purposes of satisfying the minimum tender condition.

Response: In response to the Staff’s comment, the Company has revised the disclosure in each of the Schedule TO and the Proxy Statement to clarify how the Company will treat warrants delivered pursuant to guaranteed delivery arrangements for purposes of satisfying the minimum tender condition. See page 13 of the Offer to Exchange and Proxy Statement Amendment.

Schedule 14A filed on November 5, 2020

3.	We note the forum selection provision, included in Section 2.2 of Amendment No. 1 to Warrant Agreement at Annex A of your proxy statement, identifies the courts of the State of New York or the United States District Court for the Southern District of New York, as the exclusive forums for litigation arising from the Amendment to the Warrant Agreement. Please revise your proxy statement to describe this provision, including any risks or other impacts of the provision on investors and any uncertainty about the enforceability of the provision. In addition, please clearly disclose whether the provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or the Exchange Act, please ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will ensure that investors will be informed in future filings that the provision does not apply to actions arising under the Securities Act or the Exchange Act.

Response: In response to the Staff’s comment, the Company has revised the Offer to Exchange and Proxy Statement to include a risk factor with respect to the forum selection provisions. See page 35 of the Offer to Exchange and Proxy Statement Amendment. In addition, the Company has revised Section 2.2 of Amendment No. 1 to Warrant Agreement to provide the forum selection provision will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. See Annex A to the Offer to Exchange and Proxy Statement Amendment.

General

4.	Please ensure consistency of disclosure throughout the documents recently filed on behalf of Shift Technologies, Inc., including its Schedule 14A and Schedule TO. In addition, where comments on a particular filing’s disclosure are applicable to disclosure in another filing, please make corresponding changes. This will eliminate the need for us to repeat similar comments.

Response: The Company hereby supplementally confirms to the Staff that the disclosure throughout the documents, including the Proxy Statement and the Schedule TO, will be consistent and that, where comments on a particular filing’s disclosure are applicable to disclosure in another filing, the Company will make corresponding changes.

* * * * * *

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Martin C. Glass of Jenner & Block LLP by telephone at (212) 891-1672 or via email at mglass@jenner.com.

Sincerely,

/s/ Martin C. Glass
Martin C. Glass

cc:	Amanda Bradley, Esq.
Jeffrey R. Shuman, Esq.

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